

14048769

*AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66125

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Americas Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Cullen **201-839-8856**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

AFFIRMATION

I, Edward Cullen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of SG Americas Securities, LLC (the "Company"), for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Chief Financial Officer Date



Notary Public

MICHAEL L. MINO
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2426295
My Commission Expires 10/18/2017

SG Americas Securities, LLC
(A wholly owned subsidiary of SG Americas Securities Holdings, LLC)
(SEC I.D. No. 8-66125)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Regulation 17a-5(e)(3)
Under the Securities Exchange Act
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

SG Americas Securities, LLC
245 Park Avenue
New York, New York

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SG Americas Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.



February 27, 2014

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(In thousands)

Assets	
Cash	$ 181,640
Cash segregated for regulatory purposes	216,539
Receivables from brokers, dealers, and clearing organizations	471,208
Receivables from customers	144,145
Collateralized agreements:	
Securities purchased under agreement to resell	10,622,952
Securities borrowed	16,116,562
Securities received as collateral - at fair value	11,164,100
Financial instruments owned — at fair value	9,436,995
Financial instruments owned and pledged as collateral — at fair value	6,039,000
Total financial instruments owned — at fair value	15,475,995
Other assets	171,320
Total assets	$ 54,564,461
Liabilities and member's equity	
Short-term borrowings	$ 296
Payables to brokers, dealers, and clearing organizations	361,065
Payables to customers	150,124
Payables to non-customers	2,304,505
Collateralized financings:	
Securities sold under agreements to repurchase	19,978,721
Securities loaned	10,596,149
Obligation to return securities received as collateral - at fair value	11,164,100
Financial instruments sold, not yet purchased — at fair value	6,709,550
Accrued expenses and other liabilities	279,445
	51,543,955
Commitments, contingencies, and guarantees	
Subordinated borrowings	640,000
Member's equity	2,380,506
Total liabilities and member's equity	$ 54,564,461

See notes to the statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company and wholly owned subsidiary of SG Americas Securities Holdings, LLC ("SGASH" or "Member"), a Delaware limited liability company. SGASH is a wholly owned subsidiary of Société Générale ("SG"), a large financial institution based in Paris, France. SG's core businesses include retail banking; corporate and investment banking with a global expertise in investment banking; financing and global markets. The Company provides a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition advisory, equity derivatives sales and trading, global program trading, as well as clearing, settlement, and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Institutions, Energy & Natural Resources and Infrastructure, among others. The Company is also an active trader in the equities and futures markets.

The Company has its headquarters in New York City and offices in Boston, Chicago, Dallas, Houston, and Jersey City.

The Company is a registered broker and dealer of securities under the Securities Exchange Act of 1934, a primary dealer designated by the Federal Reserve Bank of New York ("FRBNY"), and a registered independent Introducing Broker with the Commodity Futures Trading Commission. The Company is regulated by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association. The Company is a member of the New York Stock Exchange, the National Association of Securities Dealers Automated Quotations, and other regional exchanges.

On December 10, 2013, the Federal Reserve Board, Securities & Exchange Commission, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, and Commodity Futures Trading Commission released final rules implementing the Volcker Rule, a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Volcker Rule"). The Volcker Rule becomes effective on April 1, 2014 with a conformance period that runs through July 21, 2015. The Volcker Rule was designed to prohibit banks from engaging in proprietary trading and owning or engaging in certain transactions with hedge funds or private equity funds. Under the Volcker Rule, certain activities may be permitted to continue (e.g. U.S government, agency, state, and municipal obligations, exemptions available for market making, underwriting, and risk mitigating/hedging activities), although under new, restrictive definitions. As required by the regulation, SG is conducting a business assessment of its operations that are potentially subject to Volcker Rule restrictions, evaluating the impact of these restrictions on its operations and formulating a conformance plan with actions to be taken to be fully in compliance by the end of the conformance period.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America that require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2013. . Significant estimates and assumptions may include fair value measurement of certain financial instruments and provisions for potential losses that may arise from litigation. The Company believes that the estimates utilized in the preparation of the statement of financial condition are reasonable. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash – Cash includes cash on hand and cash in depository accounts with major money center banks.

Cash segregated for regulatory purposes – The Company holds customer funds or securities and is therefore required to segregate cash or qualified securities in a special reserve bank account under the Customer Protection Rule – *SEC Rule 15c3-3 ("SEC Rule 15c3-3")*. As of December 31, 2013, amounts segregated consisted solely of cash.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – The Company purchases securities under agreements to resell ("resale agreements") and takes possession of these securities. Resale agreements are treated as collateralized financing transactions. The Company also sells securities under agreements to repurchase ("repurchase agreements"). Resale and repurchase agreements are generally collateralized by U.S. government securities.

Resale and repurchase agreements are recorded at their contracted resale or repurchase amounts plus accrued interest. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contracted values of resale and repurchase agreements approximate fair value because they are generally short term in nature and are collateralized.

The Company nets certain resale and repurchase agreements with the same counterparty on the statement of financial condition when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 210-20-45-11 *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met.

Securities Borrowed and Securities Loaned – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or other collateral for securities loaned transactions from the borrower. Securities borrowed and securities loaned transactions are generally collateralized by equity securities. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contracted values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized.

Securities collateral are also advanced or received in certain "non-cash" securities borrowed and securities loaned transactions. As required by FASB ASC 860 – *Transfers and Servicing*, in those instances where the Company acts as the lender in a securities lending agreement and receives

securities as collateral that can be pledged or sold, it reports the fair value of the securities received as *Securities received as collateral* and a corresponding *Obligation to return securities received as collateral* on the statement of financial condition.

Securities Transactions – Proprietary securities transactions are entered into for trading purposes and generally include equity stock index securities, U.S. exchange traded funds ("ETFs"), corporate and other debts, and U.S. government and agency securities.

Securities transactions in regular-way trades are recorded on a trade date basis and reported net by CUSIP in *Financial instruments owned – at fair value* and *Financial instruments sold, not yet purchased – at fair value*.

Financial instrument balances are carried at fair value. The Company uses various valuation approaches, including published market prices or other relevant factors including dealer price quotations (See Fair Value Measurements section below).

The Company may pledge financial instruments owned for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860 – *Transfers and Servicing,* pledged financial instruments that can be sold or re-pledged by the secured counterparty are reported in *Financial instruments owned and pledged as collateral – at fair value* on the statement of financial condition.

Derivative Transactions – The Company enters into certain derivative transactions (futures, forwards, listed options contracts, and securities settled on a delayed delivery basis) for trading purposes. The fair value of forwards, listed options contracts, and securities settled on a delayed delivery basis are included in *Financial instruments owned - at fair value* and *Financial instruments sold, not yet purchased - at fair value* on the statement of financial condition. The fair value of open futures contracts are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payable to broker, dealers, and clearing organizations* on the statement of financial condition.

The Company also enters into certain limited over the counter ("OTC") derivative transactions for purposes other than trading, as a means to economically hedge the fluctuation in certain deferred compensation obligations. The fair value of these contracts are included in *Financial instruments owned – at fair value and Financial instruments sold, not yet purchased – at fair value* on the statement of financial condition.

Fair Value Measurements – A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that could be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company uses its own assumptions to estimate those that market participants would use in pricing the asset or liability at the measurement date.

FASB ASC 820 – *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under ASC 820 — *Fair Value Measurements and Disclosures* are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities. The Company's Level 1 balances generally include U.S. government securities, equity stock index securities, U.S. ETFs and listed U.S. options.

Level 2 – Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency generally include certain exchange shares, corporate debt, certain U.S. government and agency securities, certain U.S. options and certain derivative contracts.

Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company's Level 3 balances would generally include illiquid securities with no observable markets. An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between levels (See Note 7).

Customer and Non-Customer Transactions – Customer and non-customer transactions on the accompanying statement of financial condition are defined by *SEC Rule 15c3-3.* Customer and non-customer balances may also include amounts related to client trades that are cleared through foreign affiliates and are reported in accordance with the Exemption of Certain Foreign Brokers or Dealers Rule – *SEC Rule 15a6 ("SEC Rule 15a6").*

Receivables from and payables to customers and non-customers include amounts due on cash and margin accounts on a settlement date basis. The Company has securities owned by customers and non-customers in its possession. These securities are not reflected in the statement of financial condition.

Employee Compensation Plans – The Company's employees may participate in certain SG stock-based compensation plans (See Note 13).

Other Assets – The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that the asset may be impaired (see Note 6).

The Company has ownership interests in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either trading securities or exchange memberships and are included on the statement of financial condition as *Financial instruments owned - at fair value*, and *Other assets*, respectively. Exchange membership seats are recorded at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Foreign Currency – The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the statement of financial condition date.

Income Taxes – The Company is a single member limited liability company that is disregarded for federal, state, and local income tax purposes. As such, for U.S. tax purposes, the activities of the Company are reported as part of SG's U.S. tax filings. No tax allocations were made from SG to the Company.

Accounting Developments - In December 2013, the FASB issued ASU No. 2013-12, *Definition of a Public Business Entity.* The Accounting Standards Codification (ASC) includes multiple definitions of the terms *nonpublic entity* and *public entity*. The amendment in this ASU improves U.S.GAAP by providing a single definition of public business entity for use in future financial accounting and reporting guidance. There is no actual effective date for this ASU. The Company is considered as a public business entity under ASU No. 2013-12.

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which amends ASC 210, *Balance Sheet*. The amendments in ASU No. 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of the Company's financial statements to understand the effect of those arrangements on its financial position. The Company has adopted the amendments on January 1, 2013. Please see Note 8 for required disclosures in conformity with this ASU No. 2011-11.

3. FINANCIAL INSTRUMENTS

Financial instruments owned – at fair value, including those pledged as collateral and financial instruments sold, not yet purchased – at fair value at December 31, 2013, consist of the following (in thousan
ds):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equity securities	$9,913,630	$1,493,386
U.S. government and agency	5,469,320	5,093,138
Corporate debt	1,303	-
Derivative contracts	91,742	123,026
Total	$15,475,995	$6,709,550

Pledged financial instruments that can be sold or re-pledged by the secured counterparty generally include equity securities, U.S. government and agency securities including treasury bills, treasury bonds, and agency securities and are reported in *Financial instruments owned and pledged as collateral – at fair value* on the statement of financial condition.

4. COLLATERALIZED TRANSACTIONS

In the normal course of business, the Company receives securities primarily in connection with resale agreements, securities borrowed, and custody agreements. In many cases, the Company is permitted by contract or custom to deliver or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, other secured financings, and meeting settlement requirements.

As of December 31, 2013, the fair value of securities received as collateral or due to custodial function by the Company that it was permitted by contract or custom to deliver or re-pledge was $71.8 billion, of which the Company delivered or re-pledged as collateral approximately $42.6 billion. This balance includes $31.6 billion of securities from non-customer affiliates primarily from custodial function.

The Company received securities in connection with certain non-cash securities loan agreements. As required by FASB ASC 860 – *Transfers and Servicing*, the Company reported the fair value of these securities on the statement of financial condition. At December 31, 2013, fair value of securities received from these transactions totaled approximately $11.2 billion and are reflected as *Securities received as collateral* and *Obligation to return securities received as collateral.*

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2013, consist of the following (in thousands):

	Receivable	**Payable**
Deposits to/from clearing Organizations	$337,658	$29,733
Securities failed-to-deliver/receive	124,041	167,067
Trades in process of settlement	-	126,481
Futures clearing balance with Affiliate, net	-	32,909
Other	9,509	4,875
	$471,208	$361,065

The Company clears certain proprietary and customer securities transactions through securities clearing organizations and other clearing houses. Deposits to/from clearing organizations include good faith deposits and net settlement balances.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Securities failed to deliver and securities failed to receive also include amounts related to U.S. client trades that are cleared through foreign affiliates and are reported in accordance with SEC Rule 15a6.

Other receivable and payable primarily includes commissions receivable from and payable to broker dealers.

6. OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES

Other Assets – The following table sets forth the amounts that are included in *Other assets* on the Company's statement of financial condition at December 31, 2013 (in thousands):

Deferred plan investments	$67,630
Dividends and interest receivable	60,575
Miscellaneous receivables and other	25,072
Other receivables from affiliates	16,661
Exchange memberships	1,382
Total	$171,320

Deferred plan investments include company owned life insurance policies with a cash surrender value of $67.6 million.

Dividends and interest receivables primarily include outstanding dividends and interest from trading securities and outstanding interest receivable from resale agreements and securities borrowed activities. Dividends and interest receivables include outstanding balances with SG and affiliates. At December 31, 2013, outstanding dividends and interest receivable from trading securities totaled $45.6 million and outstanding interest receivable from resale and securities borrowed activities totaled $15.0 million.

Other receivables from affiliates include outstanding balances from transactions entered into with SG and affiliates in the normal course of business and pursuant to Service Level Agreements ("SLAs"). Balances with affiliates are discussed in the related party transaction section in Note 9.

Accrued Expenses and Other Liabilities – The following table sets forth the amounts that are included in *Accrued expenses and other liabilities* on the Company's statement of financial condition at December 31, 2013 (in thousands):

Employee related payables	$169,952
Other liabilities	48,292
Dividends and interest payable	41,788
Payables to affiliates	19,413
Total	$279,445

Employee related payables include balances for employees' compensation and benefits and deferred compensation plan liabilities.

Other liabilities include legal fees, accrued expenses, and other sundry payables.

Dividends and interest payables include outstanding dividends payable from trading securities and outstanding interest payable from repurchase agreements, securities loaned, and other activities. Dividends and interest payables include outstanding balances with SG and affiliates. At December 31, 2013, outstanding dividends and interest payables from trading securities totaled $29.7 million and outstanding interest from repurchase agreements and securities loaned totaled $12.0 million.

Payables to affiliates include outstanding balances with SG and affiliates for operational and administrative support and management services. Balances with affiliates are discussed in the related party transaction section in Note 9.

7. FAIR VALUE MEASUREMENT

Fair Value Measurements on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value in Statement of Financial Condition
Assets				
Securities received as collateral - at fair value	$9,541,331	$1,622,769	$ -	$11,164,100
Financial instruments owned — at fair value:				
Equity securities	$9,913,533	$97	$ -	$9,913,630
U.S. government and agency	3,396,278	2,073,042	-	5,469,320
Corporate debt	-	1,303	-	1,303
Derivative contracts	45,029	46,713	-	91,742
	$13,354,840	$2,121,155	$ -	$15,475,995
Liabilities				
Obligation to return securities received as collateral - at fair value	$9,541,331	$1,622,769	$ -	$11,164,100
Financial instruments sold, not yet purchased — at fair value:				
Equity securities	$1,493,231	$155	$ -	$1,493,386
U.S. government and agency	3,676,677	1,416,461	-	5,093,138
Derivative contracts	41,196	81,830	-	123,026
	$5,211,104	$1,498,446	$ -	$6,709,550

There were no significant transfers between Level 1 and Level 2 during the year. There were no assets or liabilities measured at fair value on a non-recurring basis during 2013.

There were no purchases, sales, and unrealized/realized gains and losses related to Level 3 assets and liabilities during the year ended December 31, 2013.

Valuation Techniques:

- **Equity Securities** – *Exchange traded equity securities*: Exchange traded equity securities are measured based on quoted exchange prices in active markets, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

  Non-exchange traded equity securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions and are categorized as Level 2 in the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments.

- **U.S. Government and Agency Securities** – *Treasury Securities*: U.S. Treasury securities are measured based on quoted market prices and generally categorized as Level 1 of the fair value hierarchy.

  U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured based on quoted market prices and trade data for identical or comparable securities and generally classified as Level 2 of the fair value hierarchy.

- **Corporate Debt** – Corporate debt securities held by the Company are traded OTC and are classified as Level 2. Prices of debt securities which cannot be observed in the market either directly or through comparative securities are valued using broker quotes or models which may incorporate inputs that are not observable.

- **Derivatives** – *Listed Derivative Contracts*: Listed derivative contracts entered into by the Company generally include listed options, futures contracts, and securities settled on a delayed delivery basis, which are measured based on quoted exchange prices that are generally obtained from pricing services. The fair value of listed options contracts and securities settled on a delayed delivery basis are generally categorized as Level 1 in the fair value hierarchy and are reflected in the table above. The fair values of futures contracts are excluded from the table above and are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers and clearing organizations* on the statement of financial condition. At December 31, 2013, the net payable related to futures contracts totaled $32.9 million.

  OTC Derivative Contracts: OTC equity derivative contracts include derivative contracts entered into by the Company to economically hedge its exposure to certain deferred compensation liabilities. These contracts are generally valued using observable inputs. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given that valuation models require observable inputs generally including contractual terms, market prices of underlying instruments, yield curve and measures of volatility.

- **Securities received as collateral from non-cash securities loaned** – If the securities received as collateral are exchange traded equity securities and/or U.S. government securities, they are measured based on quoted exchange prices, which are generally obtained from pricing services.

As such, non-cash securities loaned are categorized as Level 1 in the fair value hierarchy. If the securities received as collateral are non-exchange traded equity securities and/or non government and agency debt securities, they are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions. These securities are categorized within Level 2 of the fair value hierarchy.

8. OFFSETTING

The Company enters into derivatives transactions, securities purchase agreements under agreement to resell, securities sold under agreement to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and to fund Company's trading inventory. The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay or insolvency or bankruptcy of a counterparty. The following tables present information about the offsetting of these instruments and related collateral amounts (in thousands).

Assets				Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default		
	Gross Amount of Recognized Assets	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Assets Presented in Statement of Financial Condition	Financial Instruments	Cash Collateral	Net Amounts
Derivatives-Listed Equity Options	$60,952	-	$60,952	($60,952)	-	-
Derivatives -OTC	29,987	-	29,987	-	-	29,987
Delayed delivery	803	-	803	-	-	803
Securities purchased under agreement to resell	11,900,230	(1,277,278)	10,622,952	(10,619,552)	-	3,400
Securities borrowed	16,116,562	-	16,116,562	(15,747,992)	-	368,570
Securities received as collateral - at fair value	11,164,100	-	11,164,100	(11,164,100)	-	-

Liabilities				Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default		
	Gross Amount of Recognized Liabilities	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Liabilities Presented in Statement of Financial Condition	Financial Instruments	Cash Collateral	Net Amounts
Derivatives-Listed Equity Options	$122,443	-	$122,443	($60,952)	($61,491)	-
Delayed delivery	583	-	583	-	-	583
Securities sold under agreements to repurchase	21,255,999	(1,277,278)	19,978,721	(19,747,511)	-	231,210
Securities loaned	10,596,149	-	10,596,149	-	(10,381,735)	214,414
Obligation to return securities received as collateral	11,164,100	-	11,164,100	(11,164,100)	-	-

9. RELATED PARTY TRANSACTIONS

At December 31, 2013, amounts outstanding to and from affiliates are reflected in the statement of financial condition as set forth below (in thousands):

Assets:	
Cash	$ 5,105
Receivables from customers	104,289
Securities purchased under agreements to resell	4,608,643
Securities borrowed	1,825,492
Securities received as collateral	1,455,918
Financial instruments owned — at fair value	29,987
Other assets	22,188
Liabilities:	
Payables to customers	30,477
Payables to non-customers	2,304,505
Payables to brokers, dealers and clearing organizations	32,909
Securities sold under agreements to repurchase	126,641
Securities loaned	1,665,772
Obligation to return securities received as collateral	1,455,918
Accrued expenses and other liabilities	27,958
Subordinated borrowings — (refer to Note 11)	640,000

The related party balances set forth in the tables above resulted from transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated from SG and affiliates to the Company for operational and administrative support and management services.

Cash

The Company maintains certain bank accounts at an affiliated bank. These bank balances are included in *Cash* on the statement of financial condition and are as set forth in the table above.

Broker Dealers and Clearing Organizations

The Company clears proprietary futures transactions through an affiliate clearing broker dealer. At December 31, 2013, the Company reported a net payable with the clearing broker in *Payables to brokers, dealers, and clearing organizations* on the statement of financial condition, and as set forth in the table above.

Customers and Non-customers

The Company carries clearing and settlement accounts of SG and affiliates and provides securities clearing, settlement, and custody services for their U.S. trading activities. Clearing and settlement balances are reflected in *Receivables from* and *Payables to customers and non-customers* on the statement of financial condition and are as set forth in the table above. Outstanding receivables related to fees earned totaled $15.8 million and are included in *Other assets* on the statement of financial condition.

Interest and Dividends

The Company pays interest on free credit balances and credit balances resulting from SG and affiliates' short sales activities. Related outstanding payables are minimal and are reported in *Accrued expenses and other liabilities* on the statement of financial condition.

Collateralized Transactions

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

- The Company enters into short-term resale and repurchase agreements with affiliates in connection with short sales and other collateralized transactions. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Resale agreements are included in *Securities purchased under agreements to resell* on the statement of financial condition and are as set forth in the table above. Repurchase agreements are entered into to finance certain operating activities. Repurchase agreements are included in *Securities sold under agreements to repurchase* on the statement of financial condition and are as set forth in the table above.

- The Company acts as a conduit for certain stock borrowing and lending activities for SG and affiliates. The Company primarily borrows from third party counterparties and lends to SG and affiliates. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities.

  When cash collateral is advanced or received, these activities are recorded at the contract amount in *Securities borrowed* and *Securities loaned* on the statement of financial condition and are as set forth in the table above. When securities collateral is received in connection with certain stock loan agreements, the fair value of the securities received is reported in *Securities received as collateral* and *Obligation to return securities received as collateral* on the statement of financial condition. Affiliated balances in connection with these securities loan agreements are as set forth in the table above.

Derivatives

The Company entered into various forward contracts with SG. For the year ended December 31, 2013, the fair values of these open forward contracts totaled $8.8 million, and are reported in *Financial instruments owned – at fair value* on the statement of financial condition.

The Company also entered into certain OTC derivative contracts with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2013, the fair value asset of these derivatives, net of cash paid or received, totaled $21.2 million. The fair values of these contracts are included in *Financial instruments owned - at fair value* on the statement of financial condition.

Service Level Agreements ("SLAs")

The Company is party to various SLAs with SG and affiliates. Under these agreements, the Company provides or receives services for operational and administrative support and managerial services. Cost allocations include, but are not limited to administration and security, credit

administration, risk management, human resources administration and insurance. Pursuant to the various agreements, certain revenues and expenses are allocated to and from the Company.

Pursuant to certain SLAs, the Company receives reimbursement for invoices paid on its affiliates' behalf. At December 31, 2013, outstanding receivables related to such reimbursements from affiliates totaled $0.7 million and are included in *Other assets* on the statement of financial condition.

10. SHORT-TERM BORROWINGS

Short-term borrowings generally include bank loans from affiliated companies and bank accounts with credit balances that are used to fund operating activities. As of December 31, 2013, there were no outstanding short-term borrowings from affiliated companies. Credit balances in bank accounts totaled $0.3 million at December 31, 2013.

11. SUBORDINATED BORROWINGS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Subordinated borrowings are obtained from affiliated companies at prevailing market rates. As of December 31, 2013, subordinated borrowings totaled $640.0 million, and are pursuant to multiple subordination agreements with SG. Subordinated borrowings bear interest at floating rates, ranging from 3 month LIBOR + 50 basis points to 3 month LIBOR + 70 basis points. Subordinated borrowings mature no earlier than 2015. Subordinated borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, providing the borrower does not give notice of repayment on or before the thirteenth month preceding the scheduled maturity date. Fair value of the subordinated borrowings is approximately $637.0 million at December 31, 2013 based on discounted cash flows using 2 year Eurodollar Synthetic Forward Rate adjusted for spread of 70 basis points on subordinated issues. Subordinated borrowings are not carried at fair value and therefore not included in the fair value hierarchy. If these subordinated borrowings were included in the fair value hierarchy, all would have been classified as Level 3.

12. EMPLOYEE BENEFIT PLANS

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Societe Generale's Savings and Investment Retirement Plan from the date of hire if they are at least 21 years of age. Employees are able to make a maximum allowable contribution of $17,500, with an additional $5,500 "catch-up" contribution for anyone who became age 50 or older in 2013, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 3% of the employee's compensation subject to Internal Revenue Service limitations. All employee contributions are 100% vested immediately and all employer contributions are subject to a five-year vesting schedule.

The Company is also a participant in two pension plans, the Societe Generale U.S. Operations Pension Plan and the SG Pension Plan (collectively, the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans that are administered by SG.

13. DEFERRED COMPENSATION AND SG STOCK INCENTIVE PLANS

The Company sponsors a voluntary deferred compensation plan for eligible employees ("Participants"). The liabilities related to this deferred compensation plan are joint and several with SG. Company contributions are made on a tax deferred basis. Employee bonus deferrals are charged to expense in the year of the award. Participants are allowed to invest their deferred bonus in select investment funds. The value of the deferred compensation liability will fluctuate based on changes in value of the investment funds. As of December 31, 2013, deferred compensation liability of $49.1million is included in *Accrued expenses and other liabilities* on the statement of financial condition.

Each year the Company requires selected employees to defer a portion ("fidelity bonus nominal") of their bonus compensation ("Involuntary Plan"). Plan participants' fidelity bonus nominal amounts track the performance of SG shares or select investment funds during the vesting period (the fidelity bonus is said to be "invested" in SG shares or select investment funds). The deferred portion of the bonus compensation is expensed ratably over the requisite service period of approximately three to four years. The value of the deferred compensation liability may change based on the performance of SG stock. The Company has recorded an involuntary deferred compensation plan liability of $55.1 million, which is included in *Accrued expenses and other liabilities* on the statement of financial condition. The amount of nonvested share based fidelity bonus is $25.5 million, which will be recorded over the weighted average life of 32 months.

Under the Involuntary Plan, certain employees elected to defer vested bonuses further than initial period of vesting. As of December 31, 2013, the related outstanding liability totaled $8.9 million, and is reported in *Accrued expenses and other liabilities* on the statements of financial condition.

The Company's employees are granted awards under three additional SG stock incentive plans. The SG Global Employee Share Ownership Program ("GESOP"), allows employees to purchase SG stock at a discount. The Company provides matching contributions as defined by the GESOP; SG grants options to purchase shares of SG stock to certain employees of the Company. Generally, the options become exercisable upon the completion of a three-year vesting period and expire seven years from the date of grant; SG grants free SG shares to certain eligible employees under its Deferred Shares Plan. All beneficiaries are subject to the condition of presence at the end of the applicable vesting period. The fair value of the free shares granted, measured at the grant date, is recognized over the vesting period during which an employee is required to provide service in exchange of shares.

14. DERIVATIVES AND OFF-BALANCE-SHEET RISKS

In the ordinary course of business, the Company enters into contractual commitments (futures on indices, equities and interest rates; options on indices and equities; and forward contracts on equities) with off-balance-sheet risk in order to meet its financing and trading needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk (including interest rate and equity price risk), which may be in excess of amounts recognized in the statement of financial condition. The Company determines the credit quality of counterparty based on internal credit risk grades, collateral and collection experience. Management believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results.

The table below sets forth the Company's derivative financial instruments that were executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair value at December 31, 2013 (in thousands). These are not designated as hedging instruments.

Derivative Assets	Reported on Balance Sheet	Gross Fair Value	Contractual/ Notional Amount
Listed Equity Options Long	Financial instruments owned - at fair value	60,952	265,443
Forward Equity Contracts	Financial instruments owned - at fair value	29,987	222,975
Delayed Delivery USTG	Financial instruments owned - at fair value	794	470,344
Delayed Delivery Agencies	Financial instruments owned - at fair value	9	24,630
Derivative Liabilities			
Listed Equity Options Short	Financial instruments sold, not yet purchased - at fair value	(122,443)	1,341,068
Delayed Delivery USTG	Financial instruments sold, not yet purchased - at fair value	(572)	543,924
Delayed Delivery Agencies	Financial instruments sold, not yet purchased - at fair value	(11)	7,930

In addition to the above, the Company had open long and short futures contracts with notionals of $1.1 billion and $25.1 billion, respectively as of December 31, 2013. The net unsettled fair value on the futures contracts was $32.9 million, which is included in *Payables to brokers, dealers and clearing organizations*.

The Company's futures contracts, which are future commitments to buy or sell equity stock indexes, interest rate, and currency financial instruments, are executed on an exchange, and cash settlement is made on a daily basis for market movements. Futures contracts mature at various dates through January 2015. Included in other trading activities are the Company's listed options contracts, which consist of various call and put options on equity stock indexes. Options contracts expire at various dates through January 2016.

Equity forward contracts include certain agreements with SG to deliver securities at maturity. These agreements mature in less than one year.

Delayed delivery transactions are purchases or sales of securities for which the date of settlement is extended. Derivative financial instruments used for purposes other than trading include certain contracts entered into by the Company to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. At December 31, 2013, the Company had contracts with notional amounts totaling $39.3 million and net assets totaling $21.2 million. The fair values of these contracts are reported in *Financial instruments owned – at fair* value and *Financial instruments sold, not yet purchased – at fair value* on the statement of financial condition. These contracts were entered into with an affiliate and carry expirations ranging from February 2014 to September 2016.

The Company does not offset fair value amounts recognized for derivative instruments on the statement of financial condition.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

15. CONCENTRATION OF CREDIT RISK

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading, and brokerage activities in which counterparties primarily include other broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreements and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

16. COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES

Commitments – The Company has certain contractual obligations under long-term non-cancelable sublease agreements with an affiliate, principally for office space and facilities and includes escalation provisions.

At December 31, 2013, the Company had commitments to enter into future securities borrow and securities loan agreements starting January 2, 2014. At December 31, 2013, commitments in connection with securities borrowed totaled $103.5 million, of which $2.1 million are with SG. Commitments related to securities loaned totaled $101.5 million, all of which are with SG.

At December 31, 2013, the Company had commitments to enter into purchases of securities under agreement to resell for $1.2 billion, starting January 2, 2014, all of which are with SG.

Contingent Liabilities – In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss by a charge to income. The evaluation will also consider the existence of any affiliate or third party indemnification agreements. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to any previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For legal proceedings, the Company does not believe, based on current knowledge and after consultation with counsel, that the resolution of such proceedings will have a material adverse effect on the Company's statement of financial condition.

Guarantees – In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of or providing services to, the Company.

The Company applies the provisions of the FASB ASC 460 – *Guarantees* which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 – *Guarantees* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. However, the Company is not party to such guarantees.

17. REGULATORY REQUIREMENTS

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is also subject to minimum financial requirements pursuant to CFTC regulations. In addition, the Company is expected to maintain a minimum net capital level of $150.0 million as a primary dealer. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2013, the Company had net capital of $1.814 billion, which was $1.809 billion in excess of the net capital requirement of $5.3 million.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2013, the Company had a customer reserve requirement of $40.5 million. At December 31, 2013, the Company had approximately $216.5 million reflected on the statement of financial condition as *Cash segregated for regulatory purposes.*

18. SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which the statement of financial condition was issued. The Company did not note any subsequent events requiring disclosure or adjustments to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 27, 2014

SG America Securities, LLC
245 Park Avenue
New York, New York

In planning and performing our audit of the financial statements of SG Americas Securities, LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is registered as an introducing broker with the CFTC and does not execute any commodity customer transactions, our study did not include tests related to (a) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (b) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Member, and management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

